Exhibit 5.2
Amendment to the Articles of Incorporation for Designation of Series BL Convertible Preferred Stock

AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
TWO RIVERS WATER & FARMING, INC.

TWO RIVERS WATER & FARMING, INC., hereinafter the “Corporation”, pursuant to the Colorado Business Corporation Act, as amended, adopts the following Amendment to its Articles of Incorporation, effective December 31, 2012:

The following Resolution was adopted by the Board of Directors on January 30, 2013, to be effective December 31, 2012:

Article V, “CAPITAL” shall be amended to include the following Designation of Series BL Convertible Preferred Stock:

(a)
The aggregate number of shares which this corporation shall have the authority to issue is 100,000,000 shares, with a par value of $.001, which shares shall be designated common stock.  No share shall be issued until it has been paid for, and it shall thereafter be nonassessable.  The corporation may also issue up to 10,000,000 shares of voting preferred stock with a par value of $0.001.  The preferred stock of the corporation shall be issued in one or more series as may be determined from time to time by the Board of Directors.  In establishing a series, the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights, and restrictions thereof.  All shares in a series shall be alike.  Each series may vary in the following respects:  (1) the rate of the dividend; (2) the price at the terms and conditions on which shares shall be redeemed; (3) the amount payable upon shares in the event of involuntary liquidation; (4) the amount payable upon shares in the event of voluntary liquidation; (5) sinking fund provisions for the redemption of shares; (6) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion: and (7) voting powers.

      (b)                      Series BL Convertible Preferred Stock.

1.  Number of Shares; Designation. A total of 4,000,000 shares of preferred stock of the Company are hereby designated as Series BL Convertible Preferred Stock (the “Series”). Shares of the Series (“Preferred Shares”) will be authorized pursuant to a Conversion Agreement (the “Conversion Agreement”) by and among the Company and the holders of the Company’s Bridge Loan debt, a copy of which will be provided to any shareholder of the Company upon request therefor.  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Conversion Agreement.

2. Rank. The Series shall, with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Company, rank senior and prior to the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), and any additional series of preferred stock which may in the future be issued by the Company and are designated in the amendment to the Articles  of Incorporation or the certificate of designation establishing such additional preferred stock as ranking junior to the Preferred Shares. Any shares of the Company’s stock which are junior to the Preferred Shares with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Company are hereinafter referred to as “Junior Liquidation Shares.”

3. Dividends.

(a) Cumulative Preferred Dividend.  Holders of the Preferred Shares ("Shareholders") will be entitled to receive an annual dividend when and if declared by the Company’s Board of Directors, at the rate of 8% per annum.  The 8% dividend will be declared, if any, on March 31, and paid annually on May 15.  The initial 8% dividend, if declared, payment will accrue from December 31, 2012 through December 31, 2013, declared on March 31, 2014 and first payable on May 15, 2014.  Thereafter, the annual 8% dividend will accrue from January 1 to December 31.  In the event that an 8% dividend is not paid when due, the amount of such unpaid 8% dividend will accumulate and compound at 8% per annum until paid.

(b) Cumulative 10% Net Profits Participation Dividend    Shareholders will be entitled to receive an annual cumulative dividend, when and if declared, on a pro rata basis, equal to 10%, on a fully subscribed basis, of the Annual Net Profit (“Profit Participation”).  Annual Net Profit is defined as the Company’s earnings (as defined by U.S. GAAP) less interest payments and dividend payments and estimated income taxes owed. The Profit Participation will be determined annually after the Company’s financial results are audited and, when and if declared, will be announced on March 31 and paid on May 15.  The Profit Participation will first be determined and paid for the 2013 fiscal year, and, therefore, will first be payable on May 15, 2014.  The Profit Participation payable to the holder of each Preferred Share outstanding on the respective payment date is determined by multiplying the Annual Net Profit by .10 and dividing that product by 3,794,000.

4. Liquidation.  In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Company Common Stock by reason of their ownership of such stock, an amount per share for each Preferred Shares held by them equal to $1.00 (subject to adjustments)(the “Liquidation Preference”). If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the entire Liquidation Preference  then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

5. Conversion.

(a) Right to Convert. Each Shareholder shall have the right to convert, at any time and from time to time, one  Preferred Share held by such Shareholder, in multiples of at least ten thousand shares, for one share of common stock of the Company(the “Conversion Rate”) as is determined in accordance with the terms of the Preferred Shares (a “Conversion”).  The Conversion Price shall be subject to customary anti-dilution adjustments as defined herein.  Any common stock of the Company received under a conversion of the Preferred Shares are “Conversion Shares.”

 (b) Conversion Notice. In order to convert Preferred Shares, a Shareholder shall send to the Company by mail or electronic or facsimile transmission, at any time prior to 3:00 p.m., Mountain Time, on the Business Day (as used herein, the term “Business Day” shall mean any day except a Saturday, Sunday or federal bank holiday) on which such Shareholder wishes to effect such Conversion (the “Conversion Date”), a notice of conversion in substantially the form attached as Annex I  to the Conversion Agreement (a “Conversion Notice”), and stating the number of Preferred Shares to be converted.,  the Shareholder shall promptly thereafter send the Conversion Notice and the certificate or certificates being converted to the Company.  The Company shall provide a calculation of the number of shares of Common Stock issuable upon such Conversion in accordance with the formula set forth in ”Adjustments” below setting forth the basis for each component thereof, including the details relating to any adjustments made to the Conversion Price.  The Company shall issue a new certificate for Preferred Shares to the Shareholder in the event that less than all of the Preferred Shares represented by a certificate are converted; provided, however, that the failure of the Company to deliver such new certificate shall not affect the right of the Shareholder to submit a further Conversion Notice with respect to such Preferred Shares and, in any such case, the Shareholder shall be deemed to have submitted the original of such new certificate at the time that it submits such further Conversion Notice.  Except as otherwise provided herein, upon delivery of a Conversion Notice by a Shareholder in accordance with the terms hereof, such Shareholder shall, as of the applicable Conversion Date, be deemed for all purposes to be the record owner of the Common Stock to which such Conversion Notice relates.

(c) Number of Conversion Shares. The number of Conversion Shares to be delivered by the Company to a Shareholder for each Preferred Share pursuant to a Conversion shall be determined by dividing (i) the number of Preferred Shares offered for Conversion by one (1); provided, however, that the number of Conversion Shares issued shall never, when combined with all other then outstanding shares of common stock of the Company and shares of the Company  common stock which have been subscribed for or otherwise committed to be issued, exceed the number of shares of the Company  common stock then authorized to be delivered by the Company, and in the event that there are insufficient shares of the common stock of the Company authorized to permit the full Conversion contemplated by any Conversion Notice, the Company will promptly take all such actions necessary so as to permit the full Conversion contemplated by such Conversion Notice as soon as practicable after receipt by the Company of such Conversion Notice.

 (d) Delivery of Conversion Shares. The Company shall, no later than the close of business on the third (3rd) Business Day following the later of the date on which the Company receives a Conversion Notice from a Shareholder by mail, or facsimile or electronic transmission, and the date on which the Company receives the related Preferred Shares certificate (such third Business Day, the “Delivery Date”), issue and deliver or cause to be delivered to such Shareholder the proper number of Conversion Shares determined pursuant to paragraph 5(c) above.

 (e) Adjustments. The Conversion rate shall be subject to adjustment from time to time as follows:

(i)           Adjustments for Subdivisions, Combinations or Consolidation of Company Common Stock.  In the event the outstanding shares of the Company Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of the Company Common Stock, the Conversion rate then in effect with respect to Preferred Shares shall, concurrently with the effectiveness of such subdivision, be proportionately decreased so that the number of shares of the Company Common Stock issuable on conversion of any shares of Preferred Shares shall be increased in proportion to such increase in outstanding shares.  In the event the outstanding shares of the Company Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of the Company Common Stock, the Conversion rate then in effect with respect to  the Preferred Shares shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased so that the number of shares of the Company Common Stock issuable on conversion of any of the Preferred Shares shall be decreased in proportion to such decrease in outstanding shares.

 (ii)           Adjustments for Reclassification, Exchange and Substitution.  If the Company Common Stock issuable upon conversion of the Preferred Shares shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each of the Preferred Shares shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of the Company Common Stock deliverable upon conversion of such share of Preferred Shares shall have been entitled to upon such transaction.  The provisions of this section on Adjustments shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other similar transactions.

(iii)           Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to an Adjustment, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Shareholder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Conversion Price then in effect.  The Company, upon the written request at any time by any Shareholder, furnish or cause to be furnished to such Shareholder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion rate at the time in effect, and (iii) the number of shares of the Company Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder’s Preferred Shares.

(iv)           Rounding.  All calculations under this Section 5(e) shall be made to (a) the nearest one hundredth of one cent or (b) the nearest share or (c) the nearest one hundredth of one percent, as the case may be.

(f)  The Company shall at all times reserve and keep available for issuance upon the conversion of the Preferred Shares the maximum number of each of its authorized but unissued shares of the Company Common Stock as is reasonably anticipated to be sufficient to permit the conversion of all outstanding Preferred Shares, and shall take all action required to increase the authorized number of shares of the Company Common Stock, or any other actions necessary or desirable, if at any time there shall be insufficient authorized but unissued shares of the Company Common Stock to permit such reservation or to permit the conversion of all outstanding Preferred Shares.

6. Status of Shares. All Preferred Shares that are at any time converted pursuant to paragraph 5 above, and all Preferred Shares that are otherwise reacquired by the Company and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.

7. Voting Rights.  The Series BL Convertible Preferred Stock does not carry any voting rights.

8.  Covenants.

(a)           Major Covenants.                                While any Preferred Shares are outstanding, the Company covenants, that unless it has the affirmative vote of Shareholders owning, in aggregate, not less than two-thirds (2/3) of the outstanding Preferred Shares: (1) not to incur any debt other than regular trade payables arising in day-to-day operations of the Company; and (2) not to transfer or sell assets (including to an affiliate or related person or entity).  Each of these covenants is referred to as a “Major Covenant.”

(b)           Additional Covenants.                                           While any Preferred Shares are outstanding, the Company covenants: (1) to plan, operate, and manage its farmland, water rights, and produce business to optimize long-term farm yields and meet its financial, regulatory, and contractual obligations and objectives; (2) to observe all financial covenants; (3) to maintain independent books and records of its assets, liabilities, and operations; (4) to make its books and records available for inspection by any holder of the Preferred Shares (including such holder’s agent or representative) upon reasonable notice and conditions; (5) to segregate in a separate account  net revenues from operations sufficient to pay when due: (i) the Cumulative 8% Preferred Dividend and (ii) 10% of its Annual Net Profit to pay when due  the Profit Participation; (6) to include in its annual budget the Cumulative 8% Preferred Dividend and the Profit Participation; and (7) to place on its Board agenda proposed actions (with appropriate supporting materials) related to (i) the timely declaration and payment of the Cumulative 8% Preferred Dividend and (ii) calculation and payment resolution for the Profit Participation; (8) to use its best efforts to list its common stock on a national securities exchange promptly following achieving listing eligibility criteria; (9) to file on a timely basis all reports, notices, audits and other documents required to maintain its compliance with the Securities Exchange Act of 1934; (10) to notice, convene and conduct its annual meeting of shareholders not later than June 15 of each year; (11) to cause its independent public accounting firm to audit and issue its opinion with respect to the adequacy of the Company’s financial reports; (12)  to file a registration statement on or before July 1, 2013 with the SEC  for the resale of the following securities: (a) for the Common Stock issuable on conversion of the Preferred underlying the Conversion Shares; and (b) for the Common Stock issuable upon exercise of the Warrants; and  (13) To certify at least annually that, to the Company’s actual knowledge, the Company is not in breach of a Major Covenant, or Company Covenant.  Each of these covenants is referred to as a “Company Covenant.”

(c)           Events of Default.                                The following are Events of Default: (1) failure to declare and pay when due two consecutive annual installments of the Cumulative 8% Preferred Dividend; (2) the filing of a voluntary petition in bankruptcy by the Company or the approval of an involuntary petition in bankruptcy related to the Company; (3) the breach of a Major Covenant; and (4) the failure to remedy the breach of any Company Covenant within 60 days after actual notice of its breach.

9. Redemption.  The Preferred Shares may be redeemed at any time by the Company provided the Company gives notice of redemption of all but not less than all of the outstanding Preferred Shares and the Company has on hand funds sufficient to redeem the Preferred Shares. The redemption price will be $1.00 per share plus accrued dividends, if any.  Subject to the Shareholders’ prior conversion of Preferred Shares, the Company will redeem all Preferred Shares which remain outstanding, for cash, on a specified business day which is at least thirty (30) days following the date of the notice of redemption.  The Company has no obligation to redeem the Preferred Shares. The Company agrees that it will not redeem any Preferred Shares that would result in any Shareholder having a beneficial common share ownership of the Company in excess of 9.9% (nine point nine percent).

10.  No Preemptive Rights.  No Shareholder of the Preferred Shares shall be entitled as of right to subscribe for, purchase, or receive any part of any new or additional shares of any class whether now or hereafter authorized, or of bonds, debentures, or other evidences of indebtedness convertible in to or exchangeable for shares of any class, but all such new or additional shares of any class, or bonds, debentures, or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms as for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

11. Registrar. The Company will act as the Registrar for the Preferred Shares which will be transferable (i) only to other qualified investors, (ii) subject to any restrictions imposed by state and federal securities regulations, and (iii) solely through entry by the Company in a registration book maintained for that purpose.

TWO RIVERS WATER & FARMING COMPANY

/s/ Wayne Harding
Wayne Harding,  Secretary